SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 28, 2013 a Special Meeting of Shareholders of The Piedmont Select Equity Fund (the “Fund”), a series of the Piedmont Investment Trust (the “Trust”) was held for the purpose of voting on the following Proposal:

Proposal 1:	To elect three individuals to serve on the Board of Trustees of the Trust.

A total of 1,793,702 shares of the Fund were entitled to vote on the Proposal.  A total of 896,851 shares constitute a quorum of voters for purposes of the Proposal.  A total of 1,762,320 shares were voted, representing 98.25% of total shares.

Shareholders of record on January 29, 2013 voted to approve the election of David B. Gilbert, J. Walter McDowell and H. Vernon Winters to serve on the Board of Trustees of the Trust.  The votes cast with respect to Proposal 1 were as follows:

	Number of shares
Nominee	For	Against	Withheld
David B. Gilbert	1,762,320	0	0
J. Walter McDowell	1,762,320	0	0
H. Vernon Winters	1,762,320	0	0